Uxin Limited

1&3/F, No. 12 Beitucheng East Road

Chaoyang District, Beijing 100029

People’s Republic of China

October 20, 2022

VIA EDGAR

Ms. Jennie Beysolow

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited (the “Company”)
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed on August 1, 2022 (File No. 001-38527)

Dear Ms. Beysolow and Ms. Beech,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Commission on August 1, 2022 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 3. Key Information, page 3

1.	We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your PRC subsidiaries based in China. Disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings as follows (with underlines and strike lines showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 3):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

“Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

…

Our ~~historical~~ corporate structure ~~was~~ has been subject to unique risks associated with our holding company structure, including the historical contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries and the former VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, may affect the historical financial performance of the former VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

The Company also respectfully proposes to revise the referenced disclosure in its future Form 20-F filings per the blacklining shown below (with additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 32):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

“Risks Related to Our Corporate Structure

If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and, historically, through contractual arrangements with the former VIEs based in China. As a result, investors face unique risks associated with our holding company structure. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business). In order to comply with PRC regulatory requirements, in the past we primarily operate these businesses in China through the former VIEs.

…”

2.	We note your disclosure that you face risks associated with "regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy" and that PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. Please expand your disclosure to address how recent statements and regulatory actions by China’s government related to these laws and regulations have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Include a cross-reference to each individual risk factor.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 4):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

“Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

…

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and regulatory actions relating to areas such as ~~For example, we face risks associated with regulatory~~ approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, it is still uncertain when the final versions of the draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administrative Provisions, and the draft of Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Filing Measures, both issued by the CSRC and relevant departments of the State Council on December 24, 2021, will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offerings and listings in an overseas market in the future may be subject to the filing requirements with the CSRC. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.” PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business). In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through the former VIEs. We currently operate such businesses through our PRC subsidiaries, Yougu and Youhan, established in the Shanghai Pilot Free Trade Zone, which are not subject to restrictions on foreign investors maximum shareholding percentage, according to the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating commerce) Business in China (Shanghai) Pilot Free Trade Zone. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.” ~~This~~ These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

3.	Please expand your disclosure about the Holding Foreign Companies Accountable Act on page 5 to clearly state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the HFCAA and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Please also revise here and in the risk factors to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your ADS's.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 5):

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States stock exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

The Company also respectfully proposes to revise the relevant risk factor under Item 3.D. in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on pages 47 to 48):

“Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. ~~The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether ~~Whether~~ the PCAOB will be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China ~~our auditor~~ before the issuance of our financial statements on Form 20-F for the fiscal year ending March 31, 2024 which is due by July 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Furthermore, the PCAOB will assess by the end of 2022 whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

~~On June 22, 2021, the U.S. Senate passed a bill~~ The Accelerating Holding Foreign Companies Accountable Act ~~which~~, if enacted into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two~~. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then,~~ and as a result, our shares and ADSs could be prohibited from trading in the United States in 2023.”

4.	We note your disclosure that “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries, and, when describing your historical operations and consolidated financial information, also includes the former VIEs and their subsidiaries in China. Refrain from using terms such as “we” or “our” when describing activities or functions performed by the former VIEs in their historical capacity. In addition, please refrain from implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the former VIEs under U.S. GAAP. Your disclosure about historical operations should clarify that you were the primary beneficiary of the former VIEs for accounting purposes. Revise throughout the document, as applicable.

In response to the Staff’s comment, the Company undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the former VIEs and implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs in its future Form 20-F filings. The Company also respectfully proposes to revise the relevant disclosure in the Introduction page of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough).

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

““we,” “us,” “our company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries~~, and, when describing our historical operations and consolidated financial information, also include the former VIEs in China and their subsidiaries~~.”

The Company also respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline; if inserted to the 2022 Form 20-F, such disclosure would have been on page 3).

“Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

…

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, which we refer to as the former VIEs in this annual report. There were historical contractual arrangements among our PRC subsidiaries, the former VIEs and their shareholders, which were effectively terminated on March 31, 2022. As a result of the contractual arrangements, we were able to direct the activities of and derive economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs, and we have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP. Neither Uxin Limited nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former VIEs and their subsidiaries in China. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries~~, and, when describing our historical operations and consolidated financial information, also includes the former VIEs and their subsidiaries in China~~.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

5.	We note your disclosure on page 6 and your reference to the risk factors about restrictions and limitations on your ability to distribute earnings as well as the ability to settle amounts owed under historical VIE agreements. Please expand your disclosure to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings and the ability to settle amounts owed under historical VIE agreements, if any. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the former VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or the former VIEs made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide a cross-reference to a condensed consolidating schedule and the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Provide a cross-reference to your description in your summary risk factors and risk factors sections.

The Company respectfully advises the Staff that:

•	For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, the cash flows between Uxin Limited and its subsidiaries were immaterial to the Company.

•	For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, the cash flows between the Company’s subsidiaries and the former VIEs were immaterial to the Company. To demonstrate that the former VIEs were immaterial to our historical consolidated financial statements, the Company presents summarized financial information of the combined former VIEs in relationship to the Company’s comparative line item in the consolidated financial statements for the periods presented in Appendix A hereto.

•	There were no other transfer of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 5):

“~~Impact of Taxation on Dividends~~ Cash and Asset Flows through Our Organization

~~We are incorporated in the Cayman Islands and had historically conducted businesses in China through our PRC subsidiaries and the former VIEs.~~ Uxin Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

Under PRC law, Uxin Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, no capital contribution was received by our PRC subsidiaries and no capital or investment was received by the former VIEs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries and the former VIEs to transfer cash. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC.

Our Mainland China and Hong Kong subsidiaries and the former VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders. Additionally, we have no intention to distribute earnings and our PRC subsidiaries have settled amounts with the former VIEs under the historical VIE agreements.

[…]”

The Company also respectfully proposes to revise the relevant risk factors disclosure under Item 3.D. in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 12 and page 41, respectively):

“Summary of Risk Factors

Risks Related to Doing Business in China

…

•	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the former VIEs to transfer cash. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;

…”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

“Governmental control of currency conversion may affect the value of your investment

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in China or generated by a PRC entity to fund our operations outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the former VIEs to transfer cash. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.””

6.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the former VIEs to transfer cash. Provide cross-references to these other discussions.

In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #5 above, wherein the Company has set forth proposed revisions to the disclosures under “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Cash and Assets Flows Through Our Organization” section of its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 5):

“~~Impact of Taxation on Dividends~~ Cash and Asset Flows through Our Organization

…

Our company has established a centralized cash management policy to direct how funds are transferred between Uxin Limited and our subsidiaries to improve the efficiency and ensure the security of cash management. Our company’s cash management program is centralized within our funds and payment center. Funds are deployed to each operating entity based on the budget and operating conditions of each operating entity. The funds and payment center is responsible for the centralized management of cash inflows and outflows of our operating entities. Each cash requirement, after raised by an operating entity, is required to go through a review process by our funds and payment center. We will allocate the cash to the operating entity after the application for cash requirement is approved by the funds and payment center.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

8.	We note your disclosure on page 3 that historically, you were subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022, when you completed the restructuring to terminate the contractual arrangements with both of the former VIEs becoming wholly owned subsidiaries. Provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity, and identify clearly the entity in which investors hold their interest and the entity(ies) in which the company’s operations are conducted. Discuss the impact of the Restructuring on your business operations, to the extent material.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4.C. Information of the Company—Organizational Structure,” of the 2022 Form 20-F to Item 3 in its future Form 20-F filings. The diagram illustrates the Company’s corporate structure and the entity that owns the equity in each depicted entity.

The Company also respectfully advises the Staff that the Company does not view the impact of the Restructuring on its business operations to be material, primarily because (i) the former VIEs contributed a very small portion to the Company’s revenues prior to the Restructuring and have become the Company’s wholly-owned subsidiaries as a result of the Restructuring, and (ii) the Company’s wholly-owned subsidiaries other than the former VIEs already held the requisite licenses that are material to the Company’s business operations prior to the Restructuring. Please refer to “Item 4. Information on the Company—C. Organizational Structure—Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements” on page 85 of the 2022 Form 20-F for details. Additionally, the Company respectfully advises the Staff to refer to the Company’s response to comment #10 below, wherein the Company has set forth its quantitative and qualitative analysis which supports its determination that the former VIEs and their subsidiaries’ impact upon the consolidated financial position, financial results, and cash flows of the Company is immaterial as of and for each of the periods presented in the 2022 Form 20-F.

9.	We note your disclosure on page 6 that you have not received any requirement from Chinese governmental authorities to obtain "other permissions" for your operation. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you are not required to obtain permissions from the China Securities Regulatory Commission, or to go through cybersecurity review by the Cyberspace Administration of China to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. In addition, explain how you came to that conclusion and the basis on which you made that determination.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

The Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 4):

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for the business operations of our PRC subsidiaries, including the Electronic Data Interchange license, or the EDI license. As of the date of this annual report, we have not received any requirement from Chinese governmental authorities to obtain other permissions for our operation and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our PRC subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) as advised by our PRC legal counsel, we, our PRC subsidiaries and the former VIEs, ~~(i)~~ are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and ~~(ii)~~ are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and ~~(iii)~~ (ii) we, our PRC subsidiaries and the former VIEs, have not received or were denied such permissions by any PRC authority.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 24, 2021, the CSRC and relevant departments of the State Council published the Draft Administrative Provisions and the CSRC issued the Draft Filing Measures, for public comments. The Draft Administrative Provision and the Draft Filing Measures, collectively with other relevant regulations, the Draft Rules Regarding Overseas Listings, to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aims to lay out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” Our PRC legal counsel has advised us that, as of the date of this annual report, the Draft Administrative Provisions and the Draft Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. As such, we believe that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC in connection with any previous offering of securities to foreign investors as of the date of this annual report. Furthermore, as advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.”

10.	Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the former VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the former VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the former VIEs, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The Company respectfully advises the Staff that, as disclosed on page 3 of the 2022 Form 20-F, the Company’s business is primarily conducted through its subsidiaries in the PRC, and revenues contributed by the former VIEs were immaterial to the Company’s financial performance during the historical periods.

The Company considered both quantitative and qualitative factors in determining that the financial position, financial results, and cash flows of the former VIEs and their subsidiaries were immaterial to the Company’s consolidated balance sheet, net loss, and cash flows as of and for each of the periods presented in the 2022 Form 20-F.

For the quantitative assessment, the Company assessed the financial significance of the former VIEs and their subsidiaries, both individually and in aggregate, by comparing balances and amounts to the Company’s consolidated assets, liabilities, revenue, net loss attributable to the Company’s ordinary shareholders, and cash flows, all of which, were immaterial to the Company’s financial position and results as of and for each of the periods presented in the 2022 Form 20-F. The transfers of other assets between the former VIEs and other subsidiaries of the Company were also not material for each period presented in the 2022 Form 20-F. To demonstrate that the former VIEs were immaterial to our historical consolidated financial statements, the Company presents summarized financial information of the combined group VIEs in relationship to the comparative line item in the consolidated financial statements for the periods presented in Appendix A hereto.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

From a qualitative perspective, the former VIEs only operated the non-core businesses of the Company during the historical periods, which were the salvage car related business and the online advertising business. Both the salvage car related business and the online advertising business accounted for, individually and in the aggregate, an immaterial portion of our overall business during the historical periods and are not critical to our current and future business operations, especially considering the fact that the salvage car related business was divested to a third party in January 2020. Furthermore, as disclosed on page 3 and 85 of the 2022 Form 20-F, in March 2022, in order to streamline its corporate structure and considering the changing regulatory environment, the Company terminated the contractual arrangements with both of the former VIEs, pursuant to which the WFOEs acquired 100% of the equity interests of both former VIEs which became wholly owned subsidiaries of the Company.

For the reasons described above, the Company is of the view that the former VIEs and their subsidiaries, both individually and in an aggregate, are considered to be quantitatively and qualitatively immaterial to the Company for the historical periods presented in the 2022 Form 20-F. Therefore, the Company believes that the condensed consolidating schedules will not provide meaningful insight for investors and it would be unduly burdensome for the Company to provide such information.

D. Risk Factors, page 11

11.	We note that you unwound the VIE structure. To the extent that there are material risks associated with this action, including any residual risk with respect to prior agreements under the VIE structure, paying the consideration for termination of the VIE structure, or otherwise, please revise to state as much.

The Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings per the blacklining shown below (with additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 32):

“Risks Related to Our Corporate Structure

If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

Although we have completed the Restructuring in March 2022, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. No service fee was accrued or paid by the former VIEs according to the contractual agreements as the services provided were immaterial during the historical periods. The consideration for termination of the historical contractual arrangements with the former VIEs was the same as the loan amount under the contractual agreements, therefore, there was no cash transfer for the termination of the contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.”

Summary of Risk Factors, page 11

12.	Please expand your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Provide a cross-reference to each relevant individual detailed risk factor.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 12):

“Risks Related to Doing Business in China

...

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

•	The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities;

•	The PRC government has significant oversight over our business operations, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” for details;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

•	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” for details;

•	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the former VIEs to transfer cash. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;

…”

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities..., page 34

13.	Please expand you disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Provide the basis upon which you made this determination.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure its future Form 20-F filings per the blacklining shown below (with additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 34):

“The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

As of the date of this annual report, we have not received any inquiry or notice or any objection ~~to this annual report~~ in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. Furthermore, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted and the Draft Regulations have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe we are in material compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

…”

The PRC government's oversight over our business operation..., page 36

14.	We note your disclosure that "[t]he PRC government’s oversight over [y]our business operation could result in a material adverse change in our operations and the value of our ADSs." Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, revise to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the defined terms used in its future Form 20-F filings per the blacklining shown below (with additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 36):

“The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We ~~have~~ historically conducted our business in China primarily through the former VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 20, 2022

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act..., page 47

15.	Please revise the last paragraph of this risk factor to identify the Accelerating HFCAA by name.

In response to the Staff’s comment, the Company respectfully proposes to revise the defined terms used in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 48):

“Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

…

~~On June 22, 2021, the U.S. Senate passed a bill~~ The Accelerating Holding Foreign Companies Accountable Act ~~which~~, if enacted into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and as a result,~~. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then~~ our shares and ADSs could be prohibited from trading in the United States in 2023.”

*          *          *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 5691-6765 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4858 or shu.du@skadden.com.

Very truly yours,

/s/ Feng Lin
Feng Lin
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Appendix A

Selected Condensed Consolidated Statements of Comprehensive Loss Data

All in RMB’000	For the year ended December 31, 2019			For the three months ended March 31, 2020			For the fiscal year ended March 31, 2021			For the fiscal year ended March 31, 2022
	Group Consolidated	VIEs and VIEs’ subsidiaries	%	Group Consolidated	VIEs and VIEs’ subsidiaries	%	Group Consolidated	VIEs and VIEs’ subsidiaries	%	Group Consolidated	VIEs and VIEs’ subsidiaries	%
Total revenues (a)	1,588,031	13,462	0.8%	103,861	137	0.1%	657,408	6,160	0.9%	1,636,116	1,176	0.1%
Cost of revenues (a)	(689,292)	(4,803)	0.7%	(110,714)	(59)	0.1%	(673,711)	(14)	0.0%	(1,588,398)	(115)	0.0%
Gross profit/(loss) (b)	898,739	8,659	1.0%	(6,853)	78	(1.1)%	(16,303)	6,146	(37.7)%	47,718	1,061	2.2%
Net (loss)/income from continuing operations, net of tax	(1,327,678)	(30,885)	2.3%	(2,034,385)	52,042	(2.6)%	(716,975)	(9,341)	1.3%	(143,223)	(4,166)	2.9%
Net (loss)/income from discontinued operations	(662,450)	(16,787)	2.5%	(455,177)	(7,338)	1.6%	295,744	-	0.0%	-	-	N/A
Net (loss)/income	(1,990,128)	(47,672)	2.4%	(2,489,562)	44,704	(1.8)%	(421,231)	(9,341)	2.2%	(143,223)	(4,166)	2.9%

(a)	Total revenues and cost of revenues reflects transactional activity with third parties. Revenue generated from the VIEs and VIEs’ subsidiaries following the divestiture of the salvage car business in January 2020 was primarily related to the advertising business, which accounted for less than 1% of the Company’s total revenues.

(b)	For the fiscal year ended March 31, 2021, the Company migrated to an inventory-owning business model which resulted, for that particular year, in negative gross profit, whereas the VIEs and VIEs’ subsidiaries continued to include certain non-core businesses which reported gross profits in a commission based revenue model. The Company no longer provides such technical service since August 2021 via the VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidated Balance Sheets Data

(As the VIE structure was terminated as of March 31, 2022, balance sheet information as of March 31, 2022 for VIE was not applicable.)

All in RMB’000	March 31, 2021
	Group Consolidated	VIEs and VIEs’ subsidiaries	VIEs and VIEs’ subsidiaries %
Current assets	832,943	255,821
Less: Amounts due from Group Companies	-	(207,313)
Current assets due from external parties (c)	832,943	48,508	5.8%
Total non-current assets	400,590	9,510	2.4%
Total assets excluding amounts due from Group Companies	1,233,533	58,018	4.7%

Current liabilities	1,147,205	880,935
Less: Amounts due to Group Companies	-	(815,459)
Current liabilities due to external parties (c)	1,147,205	65,476	5.7%
Total non-current liabilities	2,082,183	-	0.0%
Total liabilities excluding amounts due to Group Companies	3,229,388	65,476	2.0%

(c)	Current assets due from external parties and current liabilities due to external parties of the VIEs and VIEs’ subsidiaries were mainly stranded assets and liabilities related to the divested salvage car business (balances retained by the Company and not a part of the sales transaction). As of March 31, 2021, these remaining balances were still subject to settlement with third parties.

Selected Condensed Consolidated Cash Flows Data

All in RMB’000	For the year ended December 31, 2019			For the three months ended March 31, 2020			For the fiscal year ended March 31, 2021			For the fiscal year ended March 31, 2022
	Group Consolidated	VIEs and VIEs’ subsidiaries	VIEs and VIEs’ subsidiaries %	Group Consolidated	VIEs and VIEs’ subsidiaries	VIEs and VIEs’ subsidiaries %	Group Consolidated	VIEs and VIEs’ subsidiaries	VIEs and VIEs’ subsidiaries %	Group Consolidated	VIEs and VIEs’ subsidiaries	VIEs and VIEs’ subsidiaries %
Net cash used in operating activities	(1,194,101)	(45,393)		(411,271)	(31,962)		(1,122,308)	(1,825)		(844,962)	(435)
Less: Net cash (used in) / provided by operating activities with other subsidiaries of the Company (d)	-	(69,393)		-	55,367		-	23,531		-	16,616
Net cash (used in)/ provided by operating activities with external parties (d)	(1,194,101)	24,000	(2.0)%	(411,271)	(87,329)	21.2%	(1,122,308)	(25,356)	2.3%	(844,962)	(17,051)	2.0%
Net cash (used in)/ provided by investing activities with external parties (e)	(484,254)	3,071	(0.6)%	159,898	157,405	98.4%	443,016	23	0.0%	(16,769)	285	(1.7)%
Net cash provided by / (used in) financing activities	73,630	319		(165,519)	(149,528)		130,317	249		764,422	-
Less: Net cash used in financing activities with other subsidiaries of the Company (e)	-	-		-	(149,528)		-	-		-	-
Net cash provided by/ (used in) financing activities with external parties	73,630	319	0.4%	(165,519)	-	0.0%	130,317	249	0.2%	764,422	-	0.0%

(d)	As disclosed in “Item 4. Information on the Company—A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” in the 2022 Form 20-F, in March 2020, we entered into definitive agreements to divest our 2B business to 58.com (“Divestiture of 2B business”), which was closed in April 2020. Prior to closing, for the three months ended March 31, 2020, the total amount provided by operating activities with other subsidiaries of the Company represented the cash received by the former VIEs and VIEs’ subsidiaries to settle the operating liabilities with external parties before the divestiture; the total amount used in operating activities with external parties represented the cash paid by former VIEs and VIEs’ subsidiaries to settle the operating liabilities with external parties before closing.

(e)	For the three months ended March 31, 2020, the total amount provided by the former VIEs and VIEs’ subsidiaries investing activities represented consideration received from the third-party acquirer for the sale of the salvage car related business; the total amount used in financing activities by the former VIEs and VIEs’ subsidiaries with other subsidiaries of the Company reflected the return of the capital to the other subsidiaries of the Company after the receipt of the sales proceeds.